# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FRANKLIN BSP REAL ESTATE DEBT BDC, CIK 0002018545
CUSIP: 000000000
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: One Madison Avenue, Suite 1600, New York, New York (NY), 10010
Date of event which requires filing of this statement: 09/10/2025
Amends the filing with accession number 0000038777-25-000069
Filed by CIK 0000038777
Persons authorized to receive notices and communications: Thomas C. Mandia, One Madison Avenue, New York, New York (NY), 10010, 800-632-2350

## Reporting persons
- Franklin Resources, Inc. (CIK 0000038777): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 60; shared voting power 0; sole dispositive power 60; shared dispositive power 0; aggregate amount beneficially owned 60 (0% of the class)
- Charles B. Johnson (CIK 0000936567): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rupert H. Johnson, Jr. (CIK 0001010261): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: FRANKLIN BSP REAL ESTATE DEBT BDC
Address of issuer's principal executive offices: One Madison Avenue, Suite 1600, New York, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Franklin Resources, Inc. ("FRI"), a Delaware corporation, Charles B. Johnson ("C. Johnson"), and Rupert H. Johnson, Jr. ("R. Johnson, Jr." and together with FRI and C. Johnson , the "Reporting Persons"). C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an Executive Consultant to FRI.
Residence or business address: The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906. The principal executive officers, directors and principal stockholders of FRI, their present principal occupations, citizenship and business addresses are listed on Exhibit C.
Present principal occupation or employment: The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit C.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Franklin Resources, Inc.: Delaware
Charles B. Johnson and Rupert H. Johnson, Jr.: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in the Issuer as follows:

BSP Fund Holdco (Debt Strategy) L.P. ("Holdco"), a wholly-owned subsidiary of FRI, acquired 60 Common Shares, par value $0.001 per share ("Shares") on June 20, 2024 (prior to the Form 10 of the Issuer becoming effective) for its own account, using its own working capital, for a purchase price of $1,500.00.

## Item 4. Purpose of Transaction
Purpose of transaction: On September 10, 2025, certain investment funds for which an affiliate of FRI serves as investment advisor (collectively the "Transferors") entered into a sale and transfer agreement with The Treasurer of the State of North Carolina whereby the Transferors sold an aggregate of 20,167,415 Common Shares of the Issuer at a purchase price per Common Share equal to $26.39 (the "Transaction"). As a result, Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0.00%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote of the Shares:
Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
BSP Fund HoldCo (Debt Strategy): 60

Shared power to vote or to direct the vote of the Shares: 0

Sole power to dispose or to direct the disposition of the Shares:
Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
BSP Fund HoldCo (Debt Strategy): 60

Shared power to dispose or to direct the disposition of the Shares: 0
Transactions in the class effected during the past sixty days: See item 4
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Effective as of the closing of the Transaction, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's securities. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Item 5 Ownership
Exhibit C: Principal Executive Officers, Directors, and Principal Stockholders of FRI and an affiliate of FRI (incorporated by reference to Schedule 13D/A No. 1 filed on December 12, 2024)

Exhibit A: Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Assistant Secretary of Franklin Resources, Inc.
Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D
Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Exhibit B: Item 5 Ownership

FRI is filing this report for itself and its affiliates.

Beneficial ownership by FRI and its affiliates is being reported herein in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) (the "1998 Release ") relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates"). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

C. Johnson and R. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of FRI's outstanding common stock and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by a wholly-owned subsidiary of FRI. FRI, and the Principal Shareholders, disclaim any pecuniary interest in any of the Shares reported herein. In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI and the Principal Shareholders believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

## Signatures
- Franklin Resources, Inc.: /s/Thomas C. Mandia, Thomas C. Mandia, Assistant Secretary of Franklin Resources, Inc. (09/12/2025)
- Charles B. Johnson: /s/Thomas C. Mandia, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney (09/12/2025)
- Rupert H. Johnson, Jr.: /s/Thomas C. Mandia, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney (09/12/2025)
Comment: LIMITED POWERS OF ATTORNEY FOR SECTION 13 AND 16 REPORTING OBLIGATIONS (incorporated by reference to Schedule 13D/A No. 1 filed on December 12, 2024)